Exhibit 13
NCB 2005 Annual Report
YES
2005 NCB ANNUAL REPORT
YES
Few words carry as much promise as a simple “yes.” It means a request has been answered, a proposal has met with approval. It can touch off the beginning of a major enterprise or signal assent to a small observation made in casual conversation. Yes, whatever the context, “yes” may be among the most welcome responses any of us can receive. It opens the door to unlimited possibilities. As a financial institution serving cooperatives and other member-owned businesses, NCB succeeds only when our customer do. Our fortunes are intimately tied to the feasibility of your dreams and ambitions. You want to hear us say “yes” to your requests for needed resources and services – and we are dedicated to doing just that.
Letter from NCB’s President
In a landmark year of celebration, NCB observed a quarter century of service to the cooperative community during 2005. And I am pleased to report that the Bank’s financial performance did justice to the occasion, even surpassing our best expectations.
Across the NCB Family of Companies, we experienced strong- and in many instances- robust growth, resulting in net income of $25.6 for 2005. Our gains were all the more remarkable for occurring at a time when interest rates inched higher. We attribute much of this success to the popularity of our ever-expanding line of financial products and services combined with the can-do attitude of the NCB staff. We continue to solve our customer’s varied financial challenges with a resourcefulness and flexibility that is central to the Bank’s culture.
NCB’s growth pushed lending activity to record levels at year-end. Our assets totaled 1.7 billion. And when the loans we service for investors are added, we currently manage an asset mix of $5.9 billion.
Based on our earnings for 2005, we expect to be able to distribute patronage refunds of $22.8 million to our members.
STRONG GROWTH IN LOANS AND DEPOSITS
The lion’s share of our 2005 earnings came from our real estate activities, the source of our largest book of business. Real estate loans, which include cooperative housing, commercial real estate and single-family loans, grew by more than 20 percent, while loans to our commercial customers increased by nearly nine percent. Deposits climbed to $737.4 million, up 21.7 percent from the previous year.

Among our new offerings, our retail customers gained access to convenient, surcharge-free withdrawals nationwide from the Allpoint ™ ATM network. And, looking to 2006, our commercial customers will be able to tap into a convenient new online cash management enhancement that will greatly simplify their day-to-day cash and currency needs.
Our loan sales through the secondary market continued at a healthy pace. Again this year, Fitch Ratings affirmed our solid servicer ratings. The agency recognized our experienced staff and management as well as our technological proficiency in servicing loans that support commercial mortgage-backed securities.
Our Ohio community retail branches continued to thrive during 2005, deposits at the local level exceeded $100 million. Our newest branch office opened in February in Fayetteville, an expanding regional community with high homeownership and growing young families underserved by area banks. We also expect to open another Ohio branch in late 2006, which will raise to four the number of branches in our expanding retail network in that marketplace.
AN ACTIVE YEAR IN MISSION BANKING
The Mission Banking initiative we launched last year got off to a promising start. It is designed to marshal the combined resources of the NCB Family of Companies to boost significantly our lending to and investment in low-income persons and communities. We used the balance sheets of NCB, NCB, FSB and our nonprofit affiliate NCB Development Corporation in concert to enhance the reach of financial options available to our low-income borrowers. As a result, we were able to disburse $429.7 million in low-income lending for 2005, compared with $383.6 million in 2004.
Mission Banking also challenges us to spur the development and growth of new cooperatives nationwide. Our continuing work with the retail grocery cooperative community is an example. In partnership with the National Cooperative Grocers Association and Cooperative Development Services, we established the Food Co-op 500, a program to dramatically increase the number of retail grocery co-ops over the next 10 years, using a three-stage development model. Designed to serve communities across the country in urban, small town and rural areas, the program’s first seed grants, totaling $32,000 were awarded in the fall of 2005 to help four new co-ops move forward with their plans. For information about the program or on how to apply for upcoming grants, visit foodcoop500.coop.
Also on the mission front, we received a $124,500 Bank Enterprise Award (BEA) from the U. S. Department of the Treasury in October 2005. The annual BEA program gives monetary awards to depository institutions that are actively doing more to revitalize distressed urban and rural areas. NCB, FSB’s increased lending and investment activities in this arena are helping neighborhood financial institutions in struggling communities leverage their funds and the impact of their outreach. We were proud to receive recognition for the growing volume of this vital work.

We’ve recently published a report summarizing the mission-related activities of the NCB Family of Companies for 2005. To learn about the depth and penetration of NCB’s low-income and new cooperative development work, request your copy of this report at (202) 336-7775 or by e-mail at marcom@ncb.coop.
THROUGHOUT THE BREADTH OF OUR OPERATIONS, WE ARE COMMITTED TO FINDING SMART AND PRACTICAL ANSWERS THAT ENABLE US TO SAY “YES” TO OUR CUSTOMERS
VOICING OUR SUPPORT AND COMMITMENT
Key to the success of Mission Banking is supporting the cooperative community through targeted advocacy and effective public policy development. In June 2005, we continued our series of briefings to Capitol Hill decisionmakers detailing our broad-based achievements in low-income lending. To give the presentation a real world perspective, several of our customers from across the country traveled to our nation’s capital to address the gathering. They showed this influential audience how their organizations back home are working with the NCB Family of Companies to tackle some of the toughest problems America faces: care for the elderly, education of our young people, and health care for the poor.
We also lent our support during the 2005 legislative season to a valued co-op ally, the credit union community, as it successfully sought to preserve a unique federal tax exemption. Without it, credit unions would not be able to thrive and deliver much-needed alternative financial services to millions of Americans.
Along with NCB Development Corporation, we co-sponsored and participated in an all-day forum in September 2005 on cooperative solutions to problems faced by the elderly. The event generated proposals for submission to the White House Conference on Aging that was held in December 2005 to craft-far-reaching policy recommendations for the next decade and beyond. This roadmap for the future is expected to have significant impact on the lives of the elderly in the coming years, as this population will grow exponentially with the Baby Boomer generation entering retirement.
To reflect the growing focus on the graying of America, we incorporated this theme into the publication of the NCB Co-op 100, an annual tally of the top 100 co-ops in America. Published each October during the observance of National Co-op Month, this report gives an overview of the robust cooperative business activity across the country.
WE FEEL THE GUIDING QUALITY THAT BEST DEFINES OUR ORGANIZATION IS INGENUITY.

HOW YOU PERCEIVE US
NCB is fully committed to a systematic ongoing dialogue with our customers. We want to know your impressions and evaluations of our product offerings and services. Are we doing the best job we can to meet your financial requirements? Do we offer you the optimal mix of financial products and services?
During 2005 we implemented a series of detailed customer satisfaction surveys to capture our customers’ candid opinions of us. These interviews have been very revealing. We are gratified to know that the overwhelming majority of you are highly loyal to the Bank. You tell us again and again that we excel at meeting or surpassing expectations. On this question, we exceed industry benchmarks.
Yes the results also show where we fall short, particularly in one critical area. Your responses indicate a gap in customer awareness of the full range of our offerings. Many of you associate a specific type of product or service with us, but are not fully aware of the many ways we can be of even further help. A recognition of all that we can offer is lacking. Obviously we want to change that perception. and are working to do so.
A crucial first step in generating a more through understanding of NCB among our customers and potential customers is to articulate more precisely who we are and how we want to relate to you. This detailed process, which is called “re-branding,” has led us to certain conclusions about our corporate character and the identity we want to project more successfully.
We feel the guiding quality that best defines our organization is ingenuity. Through speed of execution and the talents of our empowered employees, we deliver solutions that propel out customers’ success. Throughout the breadth of our operations, we are committed to finding smart and practical answers that enable us to say “yes” to our customers. And this “can-do” attitude, requiring us to collaborate, to innovate, to be flexible and to focus on making a difference for every one of our customers, is why we’ve made ‘yes’ the theme of this year’s annual report.
I have often called the cooperative community one of America’s best-kept secrets in light of its significant contribution to the economy and society. In the financial sphere, I think the same could be said of NCB. But it is my hope that by re-tooling the NCB brand, we can make our case more consistently and forcefully in the marketplace. And perhaps the temptation to refer to NCB as a best-kept-secret will soon be a thing of the past.
In the coming months, you will see changes leading to a new look and feel for National Cooperative Bank and its Family of Companies. Without going into detail here, watch for an extensive outreach campaign in early fall 2006. Another change on the horizon is the move in October of about 230 staff from our Washington, DC office to new suburban quarters in Arlington, Virginia. Our headquarters, however, will remain in Washington, DC.

Finally, I would like to express my appreciation to our Board Chair, Stephanie McHenry, President of ShoreBank, Cleveland Banking Region and our entire Board for their far-reaching vision throughout the year. And, as always, kudos are in order for our talented Bank staff, who work so hard to deliver the supportive service our customers deserve, and the solid financial results highlighted on the following pages.
Charles E. Snyder
President and Chief Executive Officer
SAYING YES WHEN OTHERS HAVE SAID NO
Terry Simonette
President. NCB Development Corporation
NCB Development Corporation has a long history of saying “yes” when others have said “no.” It is at the heart of what we do in proving nontraditional development financing. But in 2005 we were not only able to say yes but to say it more often and more emphatically than ever before. We ended the year with transactions totaling more than $120 million, our highest level ever.
Yet is not just a matter of greater volume. We were also able to take saving yes a step further by adding to the depth of our community response. This progress stemmed from our unique collaboration with NCB as well as our close collaboration with many partners ranging from outside investors to federal and state agencies.
With our growing ability to assemble new financial resources from the capital markets, we were able to deliver products to our customers that were previously unavailable. For example, we launched a new program using New Markets Tax Credits, a federally supported, economic development tool that is spurring a range of financing products not otherwise available in the marketplace for low-income communities. Through the program in 2005 we not only said yes to charter school sand community health centers in the amount of $42 million, but we were able to provide rates and terms that would be absolutely out of the reach of most projects serving low-income communities.
One area in which progressive affirmative answers are most needed is the field of elderly care. NCB Development Corporation has already established a reputation for helping to bring innovative solutions to the affordable assisted living industry. Now, though, we have the opportunity to build on that experience and direct our capacity and expertise to a point further along in the care continuum.
In 2005 we received a grant from The Robert Wood Johnson Foundation for a program called The Green House Replication Initiative aimed at making improvements in the skilled nursing industry. The elderly and their advocates have long complained about the lack of a more human-scaled residential environment for those receiving long-term care. The Green House Replication Initiative seeks to address this need. We will undertake a number of experimental projects across the country designed to create more livable, home-like settings for the growing numbers of elderly requiring skilled nursing care.

If there was ever a time when the country needed to hear yes and see some positive changes brought to long-term care, this is it. The ranks of the elderly are growing. We want to continue finding new ways to help them age with dignity and grace.
As an organization of dedicated, experienced community development professionals, NCB Development Corporation is passionate about having an impact and making a difference. And, like NCB, we have been involved in corporate soul-searching to discover how we can strengthen even more our relationship with the communities we serve. The result promises to be a redoubled commitment to work with our partners on new creative ways to help underserved communities help themselves.
COLLABORATION
CAN A SMALL COMMUNITY-BASED NATURAL FOODS CO-OP EXPAND TO HIT AN ANNUAL REVENUE TARGET OF $19 MILLION?
YES
LA MONTANITA CO-OP – ALBUQUERQUE, SANTA FE & GALLUP, NEW MEXICO
With two Albuquerque stores thriving, La Montanita Co-op Food Market looked to double the number of stores in its network. The New Mexico grocer had an opportunity to acquire a natural foods store in Santa Fe and merge with another co-op market in Gallup. But financing these strategic moves through New Mexico banks proved frustrating. Local institutions had a tough time grasping how a natural foods co-op operated.
Enter NCB. We arranged a $1.75 million loan to La Montanita as part of our commitment to help independent grocers and natural food co-ops bolster their competitive niche in a marketplace overstocked with impersonal national chains and big box retailers. And with the expansion now in place, the co-op has hit its projections, producing combined annual sales of $19 million at the four popular locations.
SPEED
CAN A 350-UNIT MANHATTAN CO-OP FIND A BANK TO LEND THEM $32 MILLION WITH THE CLOCK TICKING?
YES
TWO FIFTH AVENUE – NEW YORK CITY

Two Fifth Avenue, a high-profile Greenwich Village co-op needed large-scale financing right away. For the first time in its history, the co-op board had an opportunity to purchase the land beneath its building – but it had to act fast.
We quickly extended a $3.2 million bridge loan secured by the co-op’s cash flow. That financing enabled Two Fifth Avenue, incorporated as Square Arch Realty Corp., to meet the impending deadline for signing a purchase agreement, all in a matter of days. Then we provided a $31 million first mortgage for the land purchase along with a $2 million second mortgage for future expenses.
The result is that Two Fifth Avenue enhanced its marketability, sidestepped a scheduled 30 percent jump in land lease payments and ensured a promising financial future for years to come.
FLEXIBILITY
CAN A HOUSING CO-OP PAY OFF ITS HUD-SUBSIDIZED MORTGAGES IN ORDER TO MOVE FORWARD ON EXPENSIVE AND MUCH-NEEDED RENOVATIONS?
YES
NOBLE SQUARE COOPERATIVE – CHICAGO, ILLINOIS
Noble Square Cooperative wanted to get out from under the red-tape accompanying its federal loans. Although its HUD mortgages would not expire until 2010, the 36-year-oldChciago co-op sought to take advantage of current low interest rates and refinance into a conventional mortgage. The new financing would allow the co-op to proceed promptly with sprucing up its 481-unit community.
Potential lenders were not very receptive. With little understanding of co-ops, they were hesitant about committing to the sizable financing. NCB was the big exception. We provided $12.5 million in refinancing for the co-op to prepay its HUD loans, and finance renovations that have now made Noble Square a neighborhood showcase.
INNOVATION
CAN THREE GEORGIA CREDIT UNIONS DELIVER A COMPETITIVE AUTO LOAN PROGAM THAT SUPPORTS THEIR GROWTH STRATEGIES?
YES
CREDIT UNION LOAN SOURCE – ATLANTA, GEORGIA
Three of the nation’s largest credit unions had an idea. They wanted to team up to utilize their deposit bases in a new way: investing in auto loans. So, they formed Credit Union Loan Source (CULS) – a mutually owned servicing organization. In need of a reliable banking partner, they called on the Bank for help in the spring of 2005.

NCB immediately assembled a cross-disciplinary team that jumped into action to create a facility to support their plan. But it had to be built from scratch. There could be no glitches. And time was of the essence. NCB succeeded on all counts. Shortly, CULS was up and running, offering auto dealerships an efficient funding source, and the credit unions an innovative way to leverage their balance sheets.
CUSTOMER-FOCUS
CAN A PROMINENT PRIVATE NONPROFIT ORGANIZATION FIND THE EXPERT ASSISTANCE IT NEEDS TO STRUCTURE AND NEGOTIATE TAX-EXEMPT BOND FINANCING?
YES
The folks who bring you Big Bird, Antiques Roadshow and The NewsHour with Jim Lehrer are on the move. In early 2006, PBS will operate out of new headquarters in Arlington, Virginia.
Rewind to 2003. As its lease was coming to an end, the time seemed right for PBS to rethink its overall real estate strategy. Should it stay and renovate or move altogether? Either way, PBS knew it wanted to use tax-exempt bond financing but didn’t know how to structure it or who would do it for them. Eos Financial Group, an NCB subsidiary stepped in. Eos helped PBS figure out different bond structuring alternatives and advised all the way through the process.
The results? A $19.5 million bond which funded construction and leasehold improvements to a new 130,000 square foot headquarters as well as renovations to a satellite center housing technical PBS staff a few miles away.
INGENUITY
INGENUITY CAN MEAN MANY THINGS
To NCB it connotes resourcefulness, cleverness, originality, quick intelligence and a can-do spirit in arriving at positive answers for our customers, partners and one another.
Ingenuity is an ideal toward which we strive in our day-to-day dealings. Without it, we would lose the ability to say “yes” as often as we do. With it, we helped greatly in our efforts to maintain the loyalty of our customers. They know we will consistently craft new ways to deliver results they cannot easily find elsewhere. Adding value to their organizations is our role. Helping to expand their horizons is what NCBG is all about.
Board of Directors
NCB’s Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, and other eligible enterprises. The remaining seats are available for appointment by the President of the United States.

These appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Meetings are held four times per year.
ALLAN J. BAUM
President
Weathervane Development Corporation
Brooklyn, New York
NCB Board member since 2004 (2)
WILLIAM F. CASEY, JR.
Vice Chair
President and Chief Executive Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board member since 2002 (3)
ROGER B. COLLINS
President and Chief Executive Officer
Harp’s Foodstores, Inc.
Springdale, Arkansas
NCB Board member since 2005 (3)
IRMA COTA, M.PH
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board member since 2003 (2)
RAFAEL E. CUELLAR
President and Chief Executive Officer
ECO & Sons, Inc.
Passaic, New Jersey
NCB Board member since November 2002*
STEVEN F. CUNNINGHAM
President and Chief Executive Officer
IMARK Group, Inc.
Oxon Hill, Maryland
NCB Board member since 2005 (3)
WILLIAM F. HAMPEL
Senior Vice President and Chief Economist
Credit Union National Association
Washington, DC
NCB Board member since 2004 (2)

GRADY HEDGESPETH
Consultant
Jersey City, New Jersey
NCB Board member since 2003 (1)
H. JEFFREY LEONARD
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board member since 2002 (3)
ROSEMARY K. MAHONEY
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board member since 2003 (1)
STEPHANIE MCHENRY, CHAIR
President
ShoreBank, Cleveland Banking Region
Cleveland, Ohio
NCB Board member since 2001 (2)
RICHARD PARKINSON
President and Chief Executive Officer
Associated Food Stores
Salt Lake City, Utah
NCB Board member since 2003 (1)
ALFRED A. PLAMANN
President and Chief Executive Officer
Unified Western Grocers Inc.
Commerce, California
NCB Board member since April 2003*
ANDREW REICHER
Executive Director
Urban Homesteading Assistance Board, Inc.
New York, New York
NCB Board member since 2003 (1)
MICHAEL D. SCOTT
Senior Advisor
U.S. Department of the Treasury
Washington, DC

NCB Board member since November 2002*
     (1) Term ending 2006
     (2) Term ending 2007
     (3) Term ending 2008
     * Appointed by the President of the United States
The Numbers — 2005 Financial Review
NCB had another successful year in 2005. Business volume increased, credit quality improved, deposit volume increased and product offerings expanded. The year was also marked by a number of challenges. Intense competition put pressure on net interest margins and loan sales gains, while non-interest expenses increased as a result of expanded regulatory and Sarbanes-Oxley compliance requirements. In all, however, the successes outweighed the challenges as measured by net income, which increased 14 percent from $22.6 million in 2004 to $25.6 million in 2005.
Growth of core assets has been a strategic emphasis at NCB for several years. In 2005, loans and leases held for investment increased 13.4 percent to $1.3 billion as of December 31, 2005. Real estate loans, which include cooperative housing, commercial real estate and single family loans, grew by more than 20 percent, while commercial loans increased by nearly 9 percent. NCB also sold over $900 million of loans in 2005, most of which were cooperative housing and commercial real estate loans. All told, the NCB Family of Companies originated or arranged over $1.6 billion in financing for its member-owners and customers in 2005.
Credit quality improved in 2005. Impaired assets, which include loans that are no longer performing and foreclosed real estate, decreased from 1.1 percent of assets in 2004 to 0.8 percent in 2005. Management is actively working to resolve the remaining credit issues and has fully reserved for any potential losses that may result.
Another focus for NCB has been the continued growth of deposits as a source of funding. As of December 31, 2005, NCB, FSB’s deposits totaled $737.4 million, an increase of nearly 22 percent from one year earlier. Deposit growth has averaged nearly 38 percent a year since 2000, with deposits now accounting for 52 percent of NCB’s funding. The result of this initiative has been to lower NCB’s cost of funds and reduce its dependency on the capital markets.
Growth in NCB’s loan portfolio resulted in an 18 percent increase in net interest income to $44 million in 2005 compared with $37 million in 2004. The expanded portfolio and improved funding costs resulted in an increase in the net margin on NCB’s earning assets from 2.6 percent in 2004 to 2.8 percent in 2005.
Non-interest income increased 12 percent in 2005 to $37.2 million, driven primarily by sales of cooperative housing blanket and commercial real estate loans. While the profits from loan sales increased in aggregate, the percentage of profitability declined during the course of the year. Based on this trend, NCB is expecting a decline in loan sale profitability, and therefore in total non-interest income, in 2006.

Expense management was a significant challenge for NCB in 2005. Expanded regulatory and Sarbanes-Oxley compliance requirements resulted in a significant increase in staffing and contractual services expenditures. As a result, non-interest expenses increased 20% in 2005. Many of the 2005 compliance-related contractual and systems expenditures were non-recurring, but staffing-related expenditures are permanent. As a result, expenses are expected to increase in 2006 but at a significantly lower rate of growth.
Maintaining adequate capital is essential for NCB to protect against unexpected losses and to continue to grow. Total members’ equity increased 7% in 2005 to $219 million NCB, FSB remained “well-capitalized” as defined by the Office of Thrift Supervision. On a consolidated basis, NCB’s average members’ equity as a percent of average assets was 13.0%, a slight decline from 13.7% in 2004 and a direct result of the strong loan growth in 2005.
In September, 2006, NCB will distribute approximately $23 million in patronage refunds to its members compared with the $21 million distributed in 2005. The increase in patronage reflects NCB’s increased profitability in 2005.
For more on NCB’s 2005 financial performance, please review the 2005 SEC Form 10-K attached.
Richard L. Reed
Chief Financial Officer
CORPORATE INFORMATION
Corporate Headquarters
(Until October 2006)
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622
(202) 336-7700
(202) 335-7622 fax
Regional Offices
(effective October 2006)
2011 Crystal Drive, Suite 800
Arlington, Virginia 22202
(800) 955-9622

3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777
(907) 561-0777
(907) 334-9825 fax
1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
(510) 496-0404 fax
280 Trumball Street, 23rd floor
Hartford, Connecticut 06103
(800) 2522-4030
(860) 297-0208
(860) 547-0054 fax
467 Highway One, Suite 123
Lewes, Delaware 19958
(302) 645-4740
(302) 645-4742 fax
250 Park Avenue, Suite 900
New York, New York 10177
(212) 808-0880
(212) 808-4396 fax
139 South High Street
Hillsboro, Ohio 45133
Account Information
You can view loan, stock and deposit account information in the Bank Online section of ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.
Annual Meeting
NCB’s Annual Meeting will be help at 4:00 pm on Thursday, May 4, 2006 at the Town Hall Education Arts & Recreation Campus (THEARC) in Washington, DC.
Inquiries
For general information on NCB, please email NCB’s Marketing Communications Department at marcom@ncb.coop.

Corporate Legal Counsel
Goodwin Procter LLP, Washington, DC
Patronage Refund
The patronage refund for 2005 will be mailed to NCB members on/or before September 15, 2006.
Subsidiaries
NCB Financial Corp., NCB, FSB*, NCB Capital Corporation and Eos Financial Group.
Affiliate
NCB Development Corporation
SEC Form 10-K
NCB’s Form 10-K filed with the U.S. Securities and Exchange Commission is available online at ncb.coop or by contacting NCB’s Treasury Department.
Credits
Project Management: NCB Marketing Communications
Print Design and Production: TFW Design, Inc.
Web Design: NCB Info Tech
Writing: Dan Crampton
Printing: Bowne & Co., Inc.
•	NCB, FSB, a wholly-owned federal savings bank indirect subsidiary of NCB, offers commercial, real estate and retail banking services nationwide, FDIC insured, Equal housing lender.
© Copyright 2006 National Cooperative Bank